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EXHIBIT (a)(4)

161 First Street Cambridge, MA 02142 Tel: 617.661.0540 Fax: 617.661.3373

Date, 2004

Dear Employee:

        On behalf of SatCon Technology Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options (the "Old Options") granted to you under the SatCon Technology Corporation 1992 Stock Option Plan, 1994 Stock Option Plan, 1996 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Stock Incentive Plan, 2000 Stock Incentive Plan, the 2002 Stock Incentive Plan as amended, and other special grants for new options (the "New Options") that the Company will grant under the 1996 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Stock Incentive Plan, 2000 Stock Incentive Plan, and 2002 Stock Incentive Plan (collectively, the "Plans"). The Offer was consummated pursuant to the terms and conditions in the Company's Offer to Exchange Outstanding Stock Options, dated March 16, 2004 (the "Offer to Exchange").

        The Offer expired at 12:00 Noon, Eastern Daylight Time on April 16, 2004. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, on April 19, 2004, the Company accepted for exchange, amended to expire and canceled tendered Old Options exercisable for a total of [#] shares of our common stock.

        The Company has specifically accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of our common stock (the "Option Shares") set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options under the Plan(s) under which you held the Old Options (or the next later plan if no options were available under that plan) exercisable for one (1) share of common stock for each one (1) share subject to the Old Options whose exercise price was between and including $8.00 and $16.00 that you tendered in the Offer and the Company accepted for exchange. For Old Options with an exercise price of greater than $16.00, in accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options under which you held the Old Options (or the next later plan if no options were available under that plan) exercisable for one (1) share of common stock for each two (2) shares subject to the Old Options that you tendered in the Offer and the Company accepted for exchange (rounded down to the nearest whole share). Your New Options will be exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur between now and the date when the Company grants such New Options. Also, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except as set forth in the Offer to Exchange and except that the per share exercise price under the New Options will equal the fair market value of our common stock as determined under the Plans on the day when the Company grants the New Options.

        In accordance with the terms and subject to the conditions of the Offer, the Company will grant the New Options promptly on or shortly after the first business day that is at least six months and one day following the date when the tendered options were accepted for exchange, amended to expire and canceled. Within fourteen days after such grant, documents for the New Options will be sent to you.

        In accordance with the terms of the Offer, you must be an employee or director of the Company or its subsidiaries from the acceptance date through the date when the Company grants the New Options in order to receive your New Options. If, for any reason, you do not remain an employee or director, then you will not receive New Options or any other consideration in exchange for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employment or other service of the Company or any of its subsidiaries. The Offer was also subject to other terms and conditions; we refer you to the Offer to Exchange for a full statement of the terms and conditions of the Offer.

        If you have any questions about your rights in connection with the grant of New Options, please send an e-mail to Dan Gladkowski at dan.gladkowski@satcon.com.

Sincerely,

David B. Eisenhaure
President & CEO

Attachment A

        [Name of Option Holder]

Grant Date of Old Options Accepted for Exchange	Exercise Price of Old Options Accepted for Exchange	Number of Option Shares Issuable upon exercise of Old Options	Number of Option Shares Issuable upon exercise of New Options

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  EXHIBIT (a)(4)